BB 3/11

CM 3.22

04017409

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

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SEC FILE NUMBER
8-12494

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldsmith, Milton T., dba
CREATIVE PLANNING COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3893 LAWRENCE ROAD
(No. and Street)

SEAFORD	NY	11783
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MILTON T. GOLDSMITH (516) 796-3558
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KESSLER, JOEL N.
(Name — *if individual, state last, first, middle name*)

KESSLER & LISCIA, C.P.A.s, P.C. 910 MIDDLE COUNTRY ROAD	SELDEN,	NY	11784
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MILTON T. GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREATIVE PLANNING COMPANY, as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Milton T. Goldsmith
Signature

OWNER FINANCIAL & OPERATIONS PRINCIPAL
Title

Toni Valente 2/21/04
Notary Public

TONI VALENTE
NOTARY PUBLIC, State of New York
No. 01VA5069033
Qualified in Nassau County
Commission Expires Nov. 12th 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS	PAGE NO.

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JOEL N. KESSLER, C.P.A. (NY & FL)
PHILIP A. LISCIA, C.P.A.

REBECCA GONZALEZ, C.P.A.

910 Middle Country Road
Selden, NY 11784

(631) 732-7575
FAX (631) 732-7161

February 5, 2004

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To Milton T. Goldsmith
D/B/A Creative Planning Company
Seaford, New York

In planning and performing our audit of the Financial Statements of MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY (a Proprietorship) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY, that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in complying with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide Management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of Financial Statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemptive provisions of rule 15c-3, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this Report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

Furthermore, no material differences existed between our computations of your net capital or determination of the reserve requirements, and your corresponding Focus Report part IIA filing.

This Report recognizes that it is not practicable in an organization of the size of MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by Management.

This Report is intended solely for the use of Management, the Securities and Exchange commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of rule 17a-5, have been observed by us in the conduct of our audit.

Kessler & Liscia PC

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS	
Cash	$ 151,060
Deposit with clearing organization	25,125
Receivable from broker/dealer	18,541
Furniture, fixtures and equipment (net of accumulated depreciation of $10,496)	-
300 shares NASD stock Phase 1 (non-marketable)	3,300
Rent security deposit	2,100
Total assets	$ 200,126

LIABILITIES & PROPRIETOR'S EQUITY

LIABILITIES	
Accounts payable	$ 1,650
Commitments and contingencies	
Proprietor's capital	198,476
Total liabilities and proprietor's capital	$ 200,126

The accompanying notes are an integral part of these financial statements

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE	
Commissions	$ 142,960
Interest income	1,000
Total income	143,960
EXPENSES	
Commissions paid	76,802
Rent	14,379
Office	6,556
Telephone	5,011
Professional fees	2,150
Dues and assessments	1,880
Postage	765
Clearing charges	2,811
Quotation service	6,340
Other operating expenses	2,662
Total expenses	119,356
Net income for the year	$ 24,604

The accompanying notes are an integral part of these financial statements

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

Proprietor's capital - beginning of year	$ 191,972
Net income	24,604
Capital withdrawals	(18,100)
Proprietor's capital - end of year	$ 198,476

The accompanying notes are an integral part of these financial statements

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

N

O

N

E

The accompanying notes are an integral part of these financial statements

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 24,604
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities:	
(Increase) decrease deposit with clearing organization	-
(Increase) decrease receivable from broker/dealer	(6,509)
(Increase) decrease rent security deposit	-
(Increase) decrease 300 shares NASD Phase 1	-
Increase (decrease) in accounts payable	-
Net cash provided by operating activities	18,095
CASH FLOWS FROM FINANCING ACTIVITIES	
Withdrawals by proprietor	18,100
Decrease in cash	(5)
Cash at beginning of year	151,065
Cash at end of year	$ 151,060

The accompanying notes are an integral part of these financial statements

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. NATURE OF BUSINESS

MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY (the Company) is a proprietorship engaged in business as a broker/dealer in securities.

The company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue Recognition

Securities transactions (and the recognition of related income and expense) are recorded on the trade date basis

B. Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of Federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

3. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment are stated at cost. The Company uses the straight line method to compute depreciation on furniture, fixtures and equipment based upon rates adequate to allocate the cost of applicable assets over their estimated useful lives.

4. RELATED PARTY TRANSACTIONS

The company paid commissions to a related party, who is a registered representative, in the amount of $69,441 during the year ended December 31, 2003.

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space on a month to month verbal agreement.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $195,176 which was $145,176 in excess of its required net capital of $50,000. The Company's net capital ratio was .00845 to 1.

7. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

8. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at institutions insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC). At times during the period, these balances exceed insured levels.

A copy of the Company's Statement of Financial Condition as of December 31, 2003, pursuant to Securities and Exchange Commission Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

SUPPLEMENTARY INFORMATION

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1

DECEMBER 31, 2003

CREDIT FACTORS		
Proprietor's capital		$ 198,476
Total credit factors		198,476
DEBIT FACTORS		
Furniture, fixtures and equipment – net	$ 0	
300 shares NASD stock Phase 1	3,300	
Total debit factors		3,300
NET CAPITAL		195,176
Less: Minimum net capital requirement greater of 6 2/3% of aggregate indebtedness or $50,000		50,000
REMAINDER: Capital in excess of all requirements		$ 145,176

CAPITAL RATIO: (Maximum allowance 1500%)

Aggregate indebtedness	$ 1,650	
Divided by: net capital	195,176	= .845

See independent auditor's report

KESSLER & LISCIA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

JOEL N. KESSLER, C.P.A. (NY & FL)
PHILIP A. LISCIA, C.P.A.

REBECCA GONZALEZ, C.P.A.

910 Middle Country Road
Selden, NY 11784

(631) 732-7575
FAX (631) 732-7161

February 5, 2004

INDEPENDENT AUDITOR'S REPORT

To Milton T. Goldsmith
D/B/A Creative Planning Company
Seaford, New York

We have audited the accompanying Statement of Financial Condition of MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY (a Proprietorship) as of December 31, 2003, and the related Statements of Income, Changes in Proprietor's Capital, changes in Liabilities subordinated to Claims of General Creditors and Cash Flows for the year then ended. These financial statements are the responsibility of the company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kessler & Liscia PC

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS